UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

Medican Enterprises Inc
(Name of Issuer)

Series A Convertible Preferred Stock
(Title of Class of Securities)

58464T202
(CUSIP Number)

March 21, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [_]  Rule 13d-1(b)

 [X]  Rule 13d-1(c)

 [_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 58464T202

1 Names of Reporting Persons

 DEL RILEY

2 Check the appropriate box if a member of a Group (see instructions)

(a)[ ]
(b)[X]

3 Sec Use Only

4 Citizenship or Place of Organization
        United States

Number of Shares Beneficially Owned by Each Reporting Person With:

5   Sole Voting Power
  255,000*

6  Shared Voting Power

   0

7  Sole Dispositive Power
  255,000*

8   Shared Dispositive Power

    0

* Consists of Class A Preferred Stock that the reporting person has the right of conversion.

9 Aggregate Amount Beneficially Owned by Each Reporting Person
  2,550,000,000  Common Stock*

* Consists of 255,000 Class A Preferred Stock convertible into 2,550,000,000  shares of common stock.

10 Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]

11 Percent of class represented by amount in row (9)
    11.76% (based on the total of 21,668,976,286 outstanding shares of common stock)

12 Type of Reporting Person (See Instructions)
IN

Item 1.
(a)    Name of Issuer:
       Medican Enterprises Inc

(b)    Address of Issuers Principal Executive Offices:
       3440 East Russell Road
       Las Vegas  NV  89120

Item 2. (a) Name of Person Filing:
Del Riley

(b) Address of Principal Business Office or, if None, Residence:
    1821 Linglestown Road Harrisburg Pennsylvania  17110

(c) Citizenship:
    United States

(d) Title and Class of Securities:
    Class A Convertible Preferred Stock

(e) CUSIP No.:58464T202

Item 3.  If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a) [_] Broker or dealer registered under Section 15 of the Act;
(b) [_] Bank as defined in Section 3(a)(6) of the Act;
(c) [_] Insurance company as defined in Section 3(a)(19) of the Act;
(d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940;
(e) [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j) [_] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k) [_] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4. Ownership
(a) Amount Beneficially Owned:  2,550,000,000*
(b) Percent of Class:   11.76%
(c) Number of shares as to which such person has:
 (i) Sole power to vote or to direct the vote:  2,550,000,000*
 (ii) Shared power to vote or to direct the vote: 0
        (iii) Sole power to dispose or to direct the disposition of:  2,550,000,000*
        (iv) Shared power to dispose or to direct the disposition of: 0
        * Consists of 255,000 Class A Preferred Stock that the reporting person has the right of conversion.

Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Item 6. Ownership of more than Five Percent on Behalf of Another Person.

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Item 8. Identification and classification of members of the group.

Item 9. Notice of Dissolution of Group.

Item 10. Certifications.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:4/21/2021
/s/  Del Riley
Del Riley
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).